SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2010

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item
1.	Letter to the Buenos Aires Stock Exchange dated October 6, 2010 regarding interim dividend payment

NORTEL INVERSORA S.A.

Buenos Aires, October 6, 2010.-

Buenos Aires Stock Exchange

Dear Sirs,

Re: Listing Regulations Article 23, item 3)

I am writing you in my capacity as responsible for market relations of Nortel Inversora S.A. (“Nortel” or the “Company”) to inform you that Nortel’s Board of Directors, at its meeting held yesterday, approved the payment of an interim dividend in cash to holders of Class “A” Preferred Shares, for a total of Ps. 356,199,536.88, based on the extraordinary financial statements audited on June 30, 2010. The Board of Directors received the corresponding resolution of the Supervisory Committee.

The amount of interim dividends to be paid to holders of Class “A” Preferred Shares amounts to 3,352.624% of the nominal share capital represented by such shares, which totals Ps. 10,624,500 (1,062,450 shares, $10 per share).

The interim dividends shall be paid within 25 days from the Board’s resolution of the Board, at a date to be determined by the Chairman of the Board of Directors of the Company.

We will provide the corresponding notice, a copy of the Board’s resolutions and all other documents relating to the interim dividend within the deadlines established by the relevant regulations.

Sincerely,

Jose Gustavo Pozzi
Responsible for Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: October 7, 2010	By:	/S/ JOSÉ GUSTAVO POZZI
	Name:	José Gustavo Pozzi
	Title:	General Manager